

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Via E-Mail
Kenneth Johnson
Chief Executive Officer
Global Tech Solutions, Inc.
80713 Alexandria Court
Indio, California 92201

> **Re:** **Global Tech Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 5, 2013**
> **File No. 333-186460**

Dear Mr. Johnson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Given that your assets consist solely of cash and it appears that you have nominal operations, you appear to be a shell company as defined in Securities Act Rule 405. Accordingly, please disclose that you are a shell company on your prospectus cover page, and add a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares and on your ability to attract additional capital to implement your business plan or sustain future operations. Alternatively, tell us why you do not believe you are a shell company.

2. Please consider describing, in an appropriate location, such as the risk factors section, the extent to which any of the exemptions available to you as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act are available to you as a Smaller Reporting Company.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

4.   We note that the table on the cover page indicates the offering proceeds that will be available to you, before expenses, assuming all of the shares offered are sold in this best efforts offering. Given that it appears that no minimum number of shares is required to be sold in this offering, please remove this table from the cover page. In addition, please remove the reference to "$40,000 Offering" in the heading.

5.   We note the last sentence on page 29 and a statement in the third paragraph on page 34 which indicate that in the event you do not realize the full proceeds from this offering, you will be required to promptly return investor subscription proceeds. These statements are inconsistent with the disclosure on the cover page. Please revise your disclosure to clarify whether a minimum number of shares is required to be sold in this offering and whether subscription funds may be returned.

6.   It appears that you should include on the cover page the paragraph that currently appears on the facing page advising that your common stock is not traded on any public market. Refer to Item 501 of Regulation S-K. In revising the cover page, please note that it should be limited to one page.

Prospectus Summary, page 1

7.   Please relocate the initial paragraph relating to forward-looking statements so that it appears later in the prospectus, after risk factors. This comment also applies to the first two paragraphs under "Risk Factors" on page 5. In this regard, we note that the referenced information in both sections appears to be duplicative of the disclosure under "A Note Concerning Forward-Looking Statements" on page 17.

8.   Consistent with your disclosure elsewhere, please include prominent, clear and unambiguous disclosure indicating that you have not developed or sold any software to date and have not yet generated any revenues from operations.

9.   Please revise here and under "Description of Our Business" on page 25 to describe more specifically the nature and scope of the initial mobile application, or applications, you expect to develop and how you intend to generate revenues from any such products.

10.   You indicate on page 2 that you need approximately $60,000 to support your operations during the next twelve months. On pages 7 and 10 under "Risk Factors," you indicate that if you do not receive adequate proceeds from the offering, you will have to seek alternative financing. Based on this disclosure, it appears that even if you sell all of the shares in the offering, the net proceeds would not be sufficient to support your operations during the next twelve months. Therefore, please revise to clarify your plans for obtaining the financing necessary to support your operations during the next twelve months based on selling 25%, 50%, 75% and 100% of the shares in the offering. Please also clarify whether the $60,000 that you referenced includes the $21,000 you indicate on page 12 will be necessary to comply with your filing requirements.

11.   Please revise the summary to disclose that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Jumpstart Our Business Startups Act, page 3

12.   Please revise to provide a complete description of how and when a company may lose emerging growth company status. It appears the bulleted list you provided is incomplete.

The Offering, page 4

13.   You provide information in this section as though all of the shares in your best-efforts offering will be sold. Since the number of shares that will be sold in this offering is not assured, please revise your disclosure here, and throughout your prospectus as appropriate, to reflect this uncertainty. Specifically, you state here that the gross proceeds to the company will be $40,000 and the number of shares outstanding after the offering will be 14,000,000 common shares. Where you reference shares to be sold in this offering, please revise throughout to indicate a range of possible outcomes with respect to the number of shares to be sold, the number of shares outstanding after the offering and the possible proceeds to be generated thereby. Note that, as appropriate, proceeds should be presented net of the expenses associated with the offering.

Risk Factors

Risks Related to this Offering

"We don't have any substantial assets and are totally dependent upon the proceeds of this offering…," page 7

14.   Please expand this risk factor, or add a separate risk factor, to address your liquidity position in quantified terms. Specifically, disclose in the risk factor subheading your available cash resources as of the most recent practicable date and the minimum number of months those cash resources will allow you to meet your financial obligations. Your

risk factor discussion should specify the dollar amount, less your available cash resources, needed to meet your financial obligations for the next 12 months and discuss the related risks. Ensure that your disclosure here is consistent with your Liquidity and Capital Resources discussion in MD&A.

"We intend to become subject to the periodic reporting requirements…," page 10

15. Please reconcile your assertions in this risk factor that you cannot estimate the costs associated with fulfilling your reporting obligations with your disclosure under the first risk factor on page 12 estimating those costs to be approximately $21,000 in the first year.

"We will incur ongoing costs and expenses for SEC reporting…," page 12

16. Please clarify what you anticipate your total expenses to be within the next 12 months. Include in your calculations the costs associated with the offering specified on page 42, as well as the costs associated with fulfilling your reporting obligation and any operational expenses. Explain why you have budgeted only $4,000 for legal and accounting expenses if those expenses are known to be higher within that period. Your disclosure in this respect is unclear.

"Our President, Kenneth Johnson, has no experience…," page 12

17. This risk factor appears to be duplicative of the risk factor on page 6 that begins "The company's needs could exceed the amount of time or level of experience…." Please review this and other risk factors to eliminate unnecessary duplication.

"Until we register a class of our securities pursuant to Section 12…," page 12

18. We note your statements throughout that you intend to apply to have your common stock quoted on the OTC Bulletin Board. We note further that you currently have only one shareholder, and that, given the size of your proposed offering, it appears likely that you will have fewer than 300 shareholders following the completion of the offering. Please consider adding appropriate risk factor disclosure to explain the automatic reporting suspension of Section 15(d) of the Exchange Act and the potential effects on the company and its investors, including with respect to your ability to have the price of your securities quoted on the OTC Bulletin Board.

Use of Proceeds, page 17

19. Please clarify the uses included in the category, "product development" given that this category does not include wages and working capital.

20.   We note your disclosure on page 29 that in the event you do not realize the full proceeds from the offering, you will be forced to scale back your efforts. You also state on page 34 that your "12 month budget" is based on minimum operations which will be completely funded by the $40,000 raised through this offering. Please revise your "Use of Proceeds" section and your MD&A to describe how the anticipated proceeds, based on the percentages shown, relate to your 12 month budget and the extent to which these amounts would allow you to achieve your milestones and the development of your product.

21.   Your discussion here indicates that your total offering expenses will be $5,000. However, your discussion on page 45 indicates that the expenses in connection with this offering will total $22,505.46. Revise to clarify this discrepancy. Please also ensure that your disclosure throughout is consistent.

Information with Respect to the Registrant, page 25

22.   Please disclose whether you are attempting to incorporate the information on external websites into this prospectus. Please see our Use of Electronic Media, Interpretive Release No. 34-42728 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your registration statement. Alternatively, consider removing the hyperlinks from your document.

23.   Please provide copies of the industry publications, surveys, and other sources of statistics which you cite in this registration statement, clearly marking the relevant sections of these reports. For each report, please also tell us:

   • how you confirmed that the data reflects the most recent available information;
   • whether the data is publicly available;
   • whether the data was prepared for use in your registration statement;
   • whether the authors of the data consented to your use of it in the registration statement; and
   • whether you paid for the compilation of the data and, if you were affiliated with the preparation of the data in these two studies, please ensure that your disclosure clearly indicates the nature of all such affiliations.

24.   Please provide substantiation for the following:

   • Your statement on page 27 regarding your "progressive attitude, evidenced by [y]our applications"; and
   • Your statement on page 27 that you "feel strongly that there is a market of tens of millions of potential end users for the applications" you plan to build.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Proposed Milestones to Implement Business Operations, page 34

25.   We note your statement that the costs associated with operating as a public company are included in your budget. Please tell us where you have included in your "12 month budget" the $21,000 you have indicated on page 12 will be necessary for you to comply with your filing requirements.

26.   It is unclear how the costs indicated in this section for your milestones relate to the amounts under the various scenarios indicated in your Use of Proceeds section. Please revise to clarify.

Critical Accounting Policies

Note C. Cash Equivalents, page 36

27.   Your disclosure indicates that you had $4,000 in cash and cash equivalents at October 31, 2012. This amount does not appear to be consistent with the amount disclosed on your balance sheet on page F-4. Please advise or revise accordingly.

Background of Executive Officers and Director, page 37

28.   Please revise your discussion of Mr. Johnson's background to clarify his business experience after his retirement in 2005. Please also clarify what you mean by "returning this company to profitability."

Certain Relationships and Related Transactions, page 42

29.   With respect to the promissory note issued to Mr. Johnson, please disclose the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid and the rate or amount of interest payable.

Statement of Operations, page F-5

30.   Your statement of operations on page F-5 and statement of stockholders' equity on page F-6 indicate that your date of inception is October 29, 2012. This date does not appear to be consistent with disclosure in other parts of your filing, such as on page 1, that you were incorporated on October 24, 2012. Please advise or revise accordingly.

Notes to Financial Statements

Note 8. Subsequent Events, page F-13

31.   Please disclose the date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50.

Undertakings, page 46

32.   Please tell us why you have not included the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1

33.   Given that the opinion is limited to Nevada law, please tell us why the qualification in the penultimate paragraph is necessary or appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
        Thomas E. Stepp, Jr.
        Stepp Law Corporation